UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Venus Concept, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92332W 105

(CUSIP Number)

Scott Barry

EW Healthcare Partners, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92332W 105	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,784,321(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 34,784,321(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,784,321(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,397,635(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,397,635(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,635(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Fund IX-GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,181,956(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 36,181,956(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,181,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,181,956(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 36,181,956(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,181,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON CO

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,181,956(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,181,956(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,181,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,181,956(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,181,956(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,181,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,181,956(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,181,956(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,181,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Wiggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,181,956(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,181,956(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,181,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No.	92332W 105	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,181,956(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,181,956(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,181,956(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

SCHEDULE 13D/A

Statement on

Schedule 13D

This Amendment No. 5 (“Amendment No. 5”) amends and restates the Amendment No. 4 to Statement on Schedule 13D/A filed on November 28, 2022 (the “Amended Schedule 13D”), and relates to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Venus Concept, Inc. (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Amended Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 5 have the meanings ascribed to them in the Amended Schedule 13D. This Amendment No. 5 is being filed to correct the ownership percentages of the Reporting Persons on each of the cover pages for the Reporting Persons, and in Item 5 below, to include the 1,750,000 shares of Common Stock of the Issuer sold in the 2022 Private Placement in the calculation of the applicable ownership percentage.

Item 5. Interest in Securities of the Issuer

EWHP INVESTORS. As of the date of filing of this Amendment No. 5 to Schedule 13D, EWHP and EWHP-A are the beneficial owners of 36,181,956 shares of the Company’s common stock (the “Securities”) (assuming conversion of the shares of voting convertible preferred stock), which represents approximately 40.6% of the Common Stock outstanding (assuming conversion of the shares of voting convertible preferred stock issued in the 2022 Private Placement) based upon the Company’s Quarterly Report filed on November 10, 2022 and Current Report on Form 8-K on November 18, 2022.

Item 7. Material to be filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated November 29, 2022.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2022

EW HEALTHCARE PARTNERS, L.P.		INDIVIDUALS:

By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner

By:	Essex Woodlands IX, LLC,	/s/ Martin P. Sutter
	Its General Partner	Name: Martin P. Sutter

By:	/s/ R. Scott Barry	/s/ R. Scott Barry
	Name: R. Scott Barry	Name: R. Scott Barry
Title: Manager

EW HEALTHCARE PARTNERS-A, L.P.		/s/ Ronald W. Eastman
Name: Ronald W. Eastman

By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner

By:	Essex Woodlands IX, LLC	/s/ Petri Vainio
	Its General Partner	Name: Petri Vainio

By:	/s/ R. Scott Barry	/s/ Steve Wiggins
	Name: R. Scott Barry	Name: Steve Wiggins
Title: Manager

ESSEX WOODLANDS FUND IX-GP, L.P.

By:	Essex Woodlands IX, LLC,
Its General Partner

By:	/s/ R. Scott Barry
Name: R. Scott Barry
Title: Manager

ESSEX WOODLANDS IX, LLC

/s/ R. Scott Barry
Name:	R. Scott Barry
Title:	Manager